Filed by FuelCell Energy, Inc.
Commission File No. 1-14204 pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934.

Subject Company: Global Thermoelectric Inc.

CONTACT:	Steve Eschbach, CFA 203-825-6000 Email: seschbach@fce.com

FOR IMMEDIATE RELEASE
FuelCell Energy Reports Third Quarter 2003 Results
Quarterly Cash Use Reduced

Danbury, Conn., September 9, 2003 -- FuelCell Energy, Inc. (NasdaqNM:FCEL), a leading manufacturer of Direct FuelCell® (DFC®) stationary power plants, today reported results for the quarter and nine months ended July 31, 2003 and key accomplishments on its 2003 initiatives.

Financial Results

FuelCell Energy reported revenues of $7.3 million in the third quarter of 2003, compared to $12.0 million in the same quarter of 2002.  Net loss for the third quarter of 2003 was $15.0 million, or $0.38 per basic and diluted share.  This compares to a net loss of $13.2 million, or $0.34 per basic and diluted share, during the same quarter of the previous year.

The increased year over year quarterly loss reflects decreased revenues and increased costs associated with certain government research and development contracts, increased administrative and selling expenses, and increased internal research and development expenses.

Cash, cash equivalents and investments (U.S. Treasuries) on hand as of July 31, 2003 totaled $168.6 million. Net cash used during the quarter was $11.9 million, a reduction of  $8.1 million compared with the second quarter of 2003.  Capital expenditures were $1.8 million and depreciation expense was $1.5 million during the quarter ended July 31, 2003.

Revenue for the nine months ended July 31, 2003 was $26.5 million, compared to $27.5 million for the same period in 2002. Net loss for the nine months ended July 31, 2003 was $52 million, or $1.32 per basic and diluted share, compared with a net loss of $28.1 million, or $0.72 per basic and diluted share, in the same period of the previous year.

Year-to-date net losses reflect the Company's investment in the standardization of DFC power plants, continued investment in the demonstrations of DFC power plants, manufacture and delivery of products, reduced funding on certain government contracts, and increases in operating costs. These costs include employee expenses, sales and marketing costs and depreciation related to plant expansion, information systems and infrastructure.

Markets

"New developments with our OEM distribution partners - Marubeni in Asia, MTU in Europe and Caterpillar in North America - are resulting in greater opportunities for our DFC products," said Jerry D. Leitman, Chairman and CEO of FuelCell Energy, Inc.  "We also are seeing increased awareness by government and industry of our clean DFC distributed generation as one of the solutions to the congested grid."

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FuelCell Energy Reports Third Quarter 2003 Results

  Three Megawatts for Marubeni. Given the high cost of energy and a concerted effort to eliminate harmful greenhouse gases in Japan, there is strong interest in cogeneration from highly efficient generating technologies like DFC power plants.  Environmental and operating approvals by Japanese ministries allow the Company's DFC products to be sited anywhere in Japan.  As a result, FuelCell Energy's Asia-Pacific strategic partner, Marubeni Corporation, released for production three megawatts of DFC power plants to meet new customer needs.  This adds to their initial 1.25 megawatt commitment and demonstrates customer acceptance of the Company's DFC products.  Japan's municipal and industrial wastewater treatment market, for instance, with more than 2,000 megawatts of potential electricity generation, represents a substantial early adopter market opportunity for the Company's DFC products.
  RWE Strategic Investment in MTU CFC Solutions GmbH.  In July, FuelCell Energy's European technology and distribution partner, MTU CFC Solutions GmbH (MTU), a subsidiary of DaimlerChrysler, announced a strategic joint venture with RWE Fuel Cells GmbH, a subsidiary of Germany's largest utility, RWE.  The two companies are combining their respective strengths of technology and distribution to establish a leading market position for DFC power plants.  According to RWE, industry experts expect fuel cells could meet 10 percent of Germany's demand for electricity by 2015.
  Caterpillar Technology Center DFC300A Power Plant.  FuelCell Energy plans to install a DFC300A power plant at Caterpillar's technology center in Mossville, Illinois, near its corporate headquarters, in the fourth calendar quarter of 2004.  The unit will be grid connected and be used to demonstrate installation, operation and serviceability to Caterpillar dealer representatives, engineering staff and prospective customers.  This is part of Caterpillar's plan to develop their own branded DFC product.
  August 2003 Blackout Increase Focus on Distributed Generation Solutions.  The August blackout in North America clearly demonstrated the vulnerability of the transmission and distribution grid, the effect of outages on critical applications and increased awareness of distributed generation as one of the solutions.  DFC power plants are clean and efficient distributed generators as they remove load from the grid and increase reliability at customer sites.  Proposed programs to accelerate the deployment of stationary fuel cell power plants, including investment and production tax credits as well as various incentive programs, are expected to be part of a comprehensive solution to the electrical infrastructure problem.  FuelCell Energy expects to capitalize on these proposals and to power such critical applications as government buildings, military bases, airport control facilities, wastewater treatment facilities, hotels, hospitals, data centers and universities.

DFC Products

  11 DFC300A Power Plants Shipped Since April 30, 2003.  During the third fiscal quarter, the Company shipped eight DFC300A power plants:  Los Angeles Department of Water and Power (two units, Terminal Island and Main Street), PPL - Zoot Enterprises (two units), PPL - Sheraton Parsippany, Yale University, Marubeni - Fukuoka and the coal mine methane project in Ohio.  Since the close of the third fiscal quarter, the Company shipped three additional DFC300A power plants:  PPL - Ocean County College, Grand Valley State University and Marubeni.  FuelCell Energy has delivered 22 units (DFC power plants and fuel cell stacks) this fiscal year to Europe, Japan and the U.S. and has generated more than 14 million kilowatt hours at customer sites through the first week of September 2003.

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FuelCell Energy Reports Third Quarter 2003 Results

  Megawatt Units.  The Company operated its first one-megawatt DFC1500 power plant at its Torrington, Conn. facility and is currently moving the unit to King County's wastewater treatment facility near Seattle, Washington.  Earlier this summer, balance of plant components for FuelCell Energy's first two-megawatt DFC3000 power plant were delivered to a coal gasification facility in Indiana for assembly and testing.  Both the DFC1500 and DFC3000 power plants are expected to begin operating at their respective customer sites in the fourth calendar quarter of 2003.

  Product Cost Reduction.  With units operating worldwide, FuelCell Energy has accelerated its cost reduction efforts for broader market penetration.  The goal is to apply value-engineering, process techniques, procurement volume pricing and improved technology performance to significantly reduce product costs.  This "cost-out" program is an essential part of the Company's near-term strategy and is being led by Daniel Brdar, who was recently promoted to Vice President of Product Development, reporting to the CEO.  Prior to joining FuelCell Energy in 2001, he held product development and technology positions with General Electric Power Systems and the U.S. Department of Energy.

Strategic Developments

  Versa Power Systems/Solid State Energy Conversion Alliance (SECA) Program.  FuelCell Energy increased its investment in Versa Power Systems (VPS) to $2 million, or approximately 15.8 percent, in August 2003.  The Company's equity position in VPS is expected to build and leverage intellectual property development for SOFC market entry in the later phases of the SECA project.  FuelCell Energy was selected by the U.S. Department of Energy to participate in the 10-year, $139 million SECA program for developing high-temperature, solid oxide fuel cells (SOFC).  The Company expects to execute the contract later this month.
  Global Thermoelectric.  FuelCell Energy announced in August 2003 that it entered into a definitive combination agreement with Global Thermoelectric, Inc., a leading developer of SOFC technology, in an all-stock transaction.  The Company believes that the combination with Global Thermoelectric provides the following strategic benefits:

    Creates a company with leading SOFC technology and strengthens its position throughout the pending 10-year, $139 million SECA program to develop commercial products;
    Increases its technology base in a market where there is significant growing interest from government and strategic partners;
    Creates opportunities for organizational synergies, such as integration of strategic partners and suppliers, and consolidation of financial resources, technology and intellectual property; and,
    Creates a company with a strong balance sheet.

Following shareholder, legal and regulatory approvals, FuelCell Energy expects to close on the transaction in the fourth calendar quarter of 2003.

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FuelCell Energy Reports Third Quarter 2003 Results

Conference Call Information

A conference call is scheduled for 10:00 A.M. EDT on September 9, 2003, to review results and discuss the company outlook.  Listeners can gain access to the call live over the Internet by clicking on the web cast link on the Company's homepage at www.fce.com.  A playback version will be available for seven days after the call by calling 800-642-1687 for the U.S./Canada and 706-645-9291 for international.  The confirmation number is 2245948.

About Direct FuelCells

Direct FuelCells efficiently generate clean electricity at distributed locations near customer locations, including hospitals, schools, universities, hotels and other commercial and industrial facilities, as well as in grid-support applications for utility customers. Essentially, Direct FuelCells are like large, continuously operating batteries that generate electricity as long as fuel, such as natural gas, is supplied. Since the fuel is not burned, there is no pollution commonly associated with the combustion of fossil fuels. Because hydrogen is generated directly within the fuel cell module from readily available fuels such as natural gas and wastewater treatment gas, DFC power plants are ready today and do not require the creation of a hydrogen infrastructure.  This high-efficiency technology generates more electric power from less fuel and with less carbon dioxide emissions than traditional combustion methods. Additionally, Direct FuelCells are a renewable technology, since they operate on biomass fuels, like wastewater treatment digester gas.

About FuelCell Energy, Inc.

FuelCell Energy, Inc., based in Danbury, Connecticut, is a world leader in the development and manufacture of highly efficient hydrogen fuel cells for clean electric power generation, currently offering DFC power plant products ranging in size from 250 kilowatts to 2 megawatts for applications up to 50 megawatts.

The Company has developed commercial distribution alliances for its carbonate Direct FuelCell technology with MTU CFC Solutions GmbH, a company of DaimlerChrysler AG, in Europe; Marubeni Corporation in Asia; and Caterpillar, PPL Energy Plus, Chevron Energy Solutions and Alliance Power in the U.S.  FuelCell Energy is developing Direct FuelCell technology for stationary power plants with the U.S. Department of Energy through its Office of Fossil Energy's National Energy Technology Laboratory.  More information is available at www.fuelcellenergy.com.

This press release contains forward-looking statements, including statements regarding the Company's plans and expectations regarding the development and commercialization of its fuel cell technology. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could cause such a difference include, without limitation, the risk that commercial field trials of the Company's products will not occur when anticipated, general risks associated with product development, manufacturing, changes in the utility regulatory environment, potential volatility of energy prices, rapid technological change, and competition, as well as other risks set forth in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this press release. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

(Financial tables attached)

FuelCell Energy Reports Third Quarter 2003 Results

FUELCELL ENERGY, INC.
Condensed Statements of Operations
(Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended July 31,
	2003	2002

Revenues:
Research and development contracts	$4,715	$10,291
Product sales and revenues	2,561	1,671
Total revenues	7,276	11,962

Costs and expenses:
Cost of research and development contracts	9,623	14,348
Cost of product sales and revenues	8,283	7,399
Administrative and selling expenses	3,248	2,709
Research and development expenses	2,015	1,897
Total costs and expenses	23,169	26,353

Loss from operations	(15,893)	(14,391)

License fee income, net	68	68
Interest expense	(29)	(40)
Interest and other income, net	834	1,173

Loss before provision for income taxes	(15,020)	(13,190)

Provision for income taxes	-	-

Net loss	$(15,020)	$(13,190)

Loss per share:
Basic and diluted loss per share	$(0.38)	$(0.34)

Basic and diluted weighted average shares outstanding	39,339,724	39,175,140

FuelCell Energy Reports Third Quarter 2003 Results

FUELCELL ENERGY, INC.
Condensed Statements of Operations
(Dollars in thousands, except per share amounts)
(Unaudited)

	Nine Months Ended July 31,
	2003	2002

Revenues:
Research and development contracts	$14,312	$23,407
Product sales and revenues	12,157	4,121
Total revenues	26,469	27,528

Costs and expenses:
Cost of research and development contracts	28,365	29,452
Cost of product sales and revenues	38,232	17,333
Administrative and selling expenses	9,590	8,175
Research and development expenses	6,050	4,634
Total costs and expenses	82,237	59,594

Loss from operations	(55,768)	(32,066)

License fee income, net	203	203
Interest expense	(102)	(121)
Interest and other income, net	3,633	3,890

Loss before provision for income taxes	(52,034)	(28,094)

Provision for income taxes	-	-

Net loss	$(52,034)	$(28,094)

Loss per share:
Basic and diluted loss per share	$(1.32)	$(0.72)

Basic and diluted weighted average shares outstanding	39,328,881	39,104,394

FuelCell Energy Reports Third Quarter 2003 Results

FUELCELL ENERGY, INC.
Condensed Balance Sheets
(Dollars in thousands)

	July 31, 2003 (Unaudited)	October 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$65,670	$102,495
Investments:U.S. treasury securities	86,671	103,501
Accounts receivable, net	7,264	10,438
Inventories, net	15,699	13,981
Other current assets	3,111	4,334
Total current assets	178,415	234,749

Property, plant and equipment, net	39,712	38,710
Investments:U.S. treasury securities	16,236	14,542
Other assets, net	1,764	1,802
Total assets	$236,127	$289,803

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	$317	$285
Accounts payable	3,951	4,712
Accrued liabilities	5,677	7,815
Deferred license fee income	113	38
Customer advances	4,536	3,466
Total current liabilities	14,594	16,316

Long-term debt	1,562	1,785
Total liabilities	16,156	18,101

Stockholders' equity:
Common stock	4	4
Additional paid-in capital	340,065	339,762
Accumulated deficit	(120,098)	(68,064)
Total stockholders' equity	219,971	271,702

Total liabilities and stockholders' equity	$236,127	$289,803